ANVEX INTERNATIONAL, INC.

Via Tingo, Marte y Los Cometas, conjunto Ceciliana, 5, Quito, Pichincha 170503, Ecuador

Tel: (702) 358-0509, Fax: (702) 509-5354, E-mail: anvexint@gmail.com

April 26, 2011

Ms. Chambre Malone

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE, Mail Stop 4631

Washington, DC 20549

Reference: Anvex International, Inc.

                    Registration Statement on Form S-1

                    Filed on: March 24, 2011

                    File No. 333-173039

Dear Ms. Malone:

Further to your letter dated April 20, 2011, concerning the deficiencies in Form S-1 filed on March 24, 2011, we provide the following responses:

General

1. SEC Comment: Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, and no employees (other than your president). These and other facts suggest that your proposed business is commensurate in scope with uncertainty associated with a blank check company and should comply with Rule 419 of Registration C under the Security Act of 1933, as amended. Please provide us with your analysis as to why you believe Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419 (d) and (e). Please note that the offer must contain the terms set forth in Rule 419 (e)(2).

Response:  In response to this comment we referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While we are a development stage company, the company is not a blank check company because:

- it has its own specific operational business plan;

- to date, it has taken substantive steps in furtherance of the business plan by signing the Marketing and Sales Distribution Agreement with RIVEF S.C., a private Ecuadorian company, which agreed to supply us with manufactured stone veneer;

- its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

- the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus:

Anvex International, Inc. is not a Blank Check company. We have no plan or intention to engage in a merger or acquisition or any similar arrangement with an unidentified company or companies, or other entity.

Prospectus Cover Page, page 3

2. SEC Comment: Your statement in the last sentence of the first paragraph is not consistent with Rule 415 (a)(2) of the Securities Act, which provides that you may only register an amount of securities for which you reasonably expect to offer and sell within two years from the initial effective date of the registration statement. Please revise your disclosure here and throughout your prospectus accordingly. Please refer to Securities Act Rules Compliance & Disclosure Interpretation Question 212.16 for guidance.

Response:  In response to this comment we revised our disclosure on Prospectus Cover Page and throughout our prospectus:

The shares will be offered at a fixed price of $.02 per share for a period of two hundred forty (240) days from the effective date of this prospectus. The offering shall terminate on the earlier of (i) the date when the Anvex International, Inc. decides to do so, or (ii) when the offering is fully subscribed for.

Prospectus Cover Page, page 5

3. SEC Comment: Please delete the portion of the second sentence of the introductory paragraph that indicates that the summary is not complete.

Response:  In response to this comment, we deleted the portion of the second sentence of the introductory paragraph that indicates that the summary is not complete:

 AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, “WE,” “US,” “OUR,” AND “ANVEX INTERNATIONAL, INC.” REFERS TO ANVEX INTERNATIONAL, INC. THE FOLLOWING SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU.  YOU SHOULD READ THE ENTIRE PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION TO PURCHASE OUR COMMON STOCK.

Risk Factors, page 7

We are a development stage company and have commenced limited operations…, page 7

4. SEC Comment: Please revise the second sentence of the heading to indicate that you expect to incur significant operating losses for the foreseeable future.

Response:  In response to this comment we revised the second sentence of the heading to indicate that we expect to incur significant operating losses for the foreseeable future:

WE ARE A DEVELOPMENT STAGE COMPANY AND HAVE COMMENCED LIMITED OPERATIONS IN OUR BUSINESS. WE EXPECT TO INCUR SIGNIFICANT OPERATING LOSSES FOR THE FORESEEABLE FUTURE.

We have yet to earn revenue and our ability to sustain our operations…, page 8

5. SEC Comment:  Please revise the second sentence of the heading to indicate that your independent registered public accountant has expressed substantial doubt about your ability to continue as a going concern.

Response:  In response to this comment we revised the second sentence of the heading to indicate that our independent registered public accountant has expressed substantial doubt about our ability to continue as a going concern:

WE HAVE YET TO EARN REVENUE AND OUR ABILITY TO SUSTAIN OUR OPERATIONS IS DEPENDENT ON OUR ABILITY TO RAISE FINANCING.  OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANT HAS EXPRESSED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

6. SEC Comment: You indicate that you will have to scale back or completely abort your 12-month plan of operation in the event you sell less than one-third of the common stock in this offering. Please revise this section to indicate how you plan to use the proceeds from the offering in the event this scenario occurs. Please also provide disclosure in this regards in the “Use of Proceeds” section on page 13.

Response:  In response to this comment we revised this section to indicate how we plan to use the proceeds from the offering in the event we sell less than one-third of the common stock in this offering. We also provided disclosure in this regards in the “Use of Proceeds” section on page 13:

Should the Company fail to sell at least one third of its shares under this offering the Company would be forced to scale back or abort completely the implementation of its 12-month plan of operation. If this occurs, we plan to use the proceeds from the offering in the order of priority described in the “Use of Proceeds” section on page 13. We require minimum funding of approximately $20,000 to conduct our proposed operations for a minimum period of one year. Even if we raise $20,000 from this offering or more, we may need more funds to develop growth strategy and to continue maintaining a reporting status, therefore we may utilize funds from Anna Vechera, our sole officer and director, who has, in her sole discretion, agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses, however she has no firm commitment, arrangement or legal obligation to advance or loan funds to the Company.

All of our product purchase will be made from one supplier…, page 10

7. SEC Comment: We note your disclosure regarding your agreement with your supplier on page 25 as well as paragraphs 4 and 5 of Exhibit 10.1. Please revise the risk factor disclosure to state that the agreement has no minimum term and that the supplier may terminate the agreement at any time.

Response:  In response to the comment we revised the risk factor disclosure to state that the agreement has no minimum term and that the supplier may terminate the agreement at any time:

ALL OF OUR PRODUCT PURCHASES WILL BE MADE FROM ONE SUPPLIER.  IF THAT SUPPLIER DECREASED OR TERMINATED ITS RELATIONSHIP WITH US OUR BUSINESS WOULD LIKELY FAIL IF WE ARE UNABLE TO FIND A SUBSTITUTE FOR THAT COMPANY.

As a result of being totally dependent on a single wholesale supplier located in Ecuador, we may be subject to certain risks, including changes in regulatory requirements, tariffs and other barriers, increased pressure, timing and availability of export licenses, the burden of complying with a variety of foreign laws and treaties, and uncertainties relative to regional, political and economic circumstances. We purchase our products from RIVEF S.C., a private Ecuadorian company. Our agreement with this company does not prevent it from supplying its cultured stone products to our competitors or directly to consumers. The agreement has no minimum term, and RIVEF S.C. may terminate the agreement at any time. If this company decreased, modified or terminated its association with us for any other reason, we would suffer an interruption in our business unless and until we found a substitute for that supplier. If we were unable to find a substitute for that supplier, our business would likely fail. We cannot predict what the likelihood would be of finding an acceptable substitute supplier.

Use of Proceeds, page 13

8. SEC Comment: Please revise your disclosure to indicate the order of priority among the uses of the proceeds you have listed in the table. Please refer to Instruction 1 to Item 504 of regulation S-K.

Response:  In response to the comment we revised our disclosure to indicate the order of priority among the uses of the proceeds we have listed in the table:

1. Establishing an office	$1,500	$2,000	$2,500
2. Website development	$2,000	$3,000	$5,000
3. Marketing and advertising	$8,000	$12,500	$26,000
4. Other Expenses	$2,000	$4,000	$8,000
5. Hire salesperson	$-	$12,000	$12,000

Management’s Discussion and Analysis or Plan of Operation, page 16

Plan of Operation, page 16

9. SEC Comment: You indicate in the last paragraph on page 18 that Ms. Vechera will devote 50% of her time to your operation and that she has agreed to commit more time as required. In the third risk factor on page 10, you state that Ms. Vechera currently spends 20 hours per week managing your business. It is unclear whether 50% of Ms. Vechera’s time is greater than or less than current twenty hours per week she currently devotes to your business. Please revise this section to state how many hours per week equals 50% of Ms. Vechera’s time.

Response: In response to this comment we revised this section and throughout of prospectus to state that Anna Vechera will devote 20 hours per week managing our business:

Anna Vechera, our president will be devoting 20 hours per week to our operations. Once we expand operations, and are able to find new potential customers, Ms. Vechera has agreed to commit more time as required. Because Ms. Vechera will only be devoting limited time to our operations, our operations may be sporadic and occur at times which are convenient to her. As a result, operations may be periodically interrupted or suspended which could result in a lack of revenues and a cessation of operations.

Description of Business, page 22

10. SEC Comment: Please revise the second sentence to state that you intend to engage in the distribution of manufactured stone veneer.

Response: In response to this comment we revised the second sentence to state that we intend to engage in the distribution of manufactured stone veneer.

11. SEC Comment: Please revise your filing to properly quantify working capital at February 28, 2011.

Response: In response to this comment we revised our filing as follows:

Our working capital as of February 28, 2011 was $3,500. As of February 28, 2011 we had $3,500 cash on hands and our liabilities were $3,999 comprising of $499 owing to Anna Vechera, our sole officer and director and $3,500 owing to Silberstein Ungar, PLLC, our independent registered public accountant.

Directors, Executive Officers, Promoter and Control Persons, page 28

12. SEC Comment: Please revise the second paragraph on page 29 to disclose whether Ms. Vechera has been involved in certain legal proceeding within the past ten years. See Item 401(f) of Regulation S-K.

Response: In response to this comment we revised the second paragraph on page 29 to disclose whether Ms. Vechera has been involved in certain legal proceeding within the past ten years.

Employees; Identification of Certain Significant Employees, page 28

13. SEC Comment: Please revise this section to disclose that you have no full-time employees.

Response: In response to this comment we revised this section to disclose that we have no full-time employees:

We are a development stage company and currently have no full-time employees. The only employee we have is our sole officer and director, Anna Vechera. We intend to hire additional employees on an as needed basis.

Item 14. Indemnification of Director and Officers, page 48

14. SEC Comment: Please revise this section to disclose the effect of the indemnification provision contained in Article VII of the company’s bylaws filed as Exhibit 3.2.

Response: In response to this comment we revised this section to disclose the effect of the indemnification provision contained in Article VII of the company’s bylaws filed as Exhibit 3.2:

In addition, our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that no such persons shall be indemnified against, or be reimbursed for any expense incurred in connection with any claim or liability arising out of his (or her) own negligence or willful misconduct.

Exhibit 10.1

15. SEC Comment: We note that Exhibit A is not attached to the agreement. Please refile this entire agreement, including Exhibit A.

Response: In response to the comment we refiled our entire agreement, including Exhibit A.

Statement of Operations, page F-3

16. SEC Comment: Please tell us how you calculated average shares outstanding given that you issued 3,500,000 shares on February 28, 2011.

Response:  In response to this comment, please note that the 3,500,000 shares were subscribed to and issued on February 22, 2011 – not February 28, 2011.  We calculated the weighted average shares outstanding as follows: 3,500,000 x 7 days outstanding divided by 78 days in the period = 314,103. We revised Note 5 to the financial statement on page F-9 and our auditors have updated their audit opinion letter to April 25, 2011.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Joe Laxague, Esq. at:

Cane Clark LLP

3273 Warm Springs Rd.
Las Vegas, NV 89120

Telephone No.: (702) 312-6255

Facsimile No.: (702) 944-7100

Thank you.

Sincerely,

/S/ Anna Vechera

Anna Vechera, President

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